UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Environmental Power Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
29406L201
(CUSIP Number)
November 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29406L201	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black River Asset Management LLC I.R.S. Identification No.: 41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 964,023
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 964,023
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29406L201	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black River Commodity Clean Energy Investment Fund LLC I.R.S. Identification No.: 20-464061
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 964,023
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 964,023
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29406L201	SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a). Name of Issuer:

Environmental Power Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

One Cate Street, Fourth Floor
Portsmouth, New Hampshire 03801

Item 2(a). Name of Person Filing.

This statement is being filed by (i) Black River Asset Management LLC with respect to the shares of common stock beneficially owned by Black River Commodity Clean Energy Investment Fund LLC and (ii) Black River Commodity Clean Energy Investment Fund LLC with respect to the shares of common stock beneficially owned by it.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of Black River Commodity Clean Energy Investment Fund LLC and Black River Asset Management LLC is 12700 Whitewater Drive, Minnetonka, MN 55343.

Item 2(c). Citizenship.

Black River Asset Management LLC and Black River Commodity Clean Energy Investment Fund LLC are Delaware limited liability companies.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

29406L201

Item 3.       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐ Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	⊠	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

CUSIP No. 29406L201	SCHEDULE 13G	Page 5 of 8 Pages

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.  Ownership.*

The following is information regarding the aggregate number and percentage of the class  of securities of the issuer identified in Item 1 as of November 9, 2006:

1. Black River Asset Management LLC

(a)
Amount beneficially owned: 964,023 shares of Common Stock (based upon 9,649,882 shares of Common Stock issued and outstanding as of September 30, 2006, as reported on the Issuer’s quarterly report on Form 10-Q filed for the fiscal quarter ending September 30, 2006).

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 964,023

(iii) sole power to dispose or direct the disposition of: 0

(iv) shared power to dispose or direct the disposition of: 964,023

2. Black River Commodity Clean Energy Investment Fund LLC

(a)
Amount beneficially owned: 964,023 shares of Common Stock (based upon 9,649,882 shares of Common Stock issued and outstanding as of September 30, 2006, as reported on the Issuer’s quarterly report on Form 10-Q filed for the fiscal quarter ending September 30, 2006).

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 964,023

(iii) sole power to dispose or direct the disposition of: 0

(iv) shared power to dispose or direct the disposition of: 964,023

CUSIP No. 29406L201	SCHEDULE 13G	Page 6 of 8 Pages

*Black River Asset Management LLC does not own any shares of common stock or securities convertible into shares of common stock of the Issuer. Pursuant to an investment advisor agreement, Black River Asset Management LLC has investment and voting power with respect to the securities held by Black River Commodity Clean Energy Investment Fund LLC. On November 9, 2006, Black River Commodity Clean Energy Investment Fund LLC acquired an aggregate of 224,993 units (the “Units”), with each Unit consisting of (a) one share of the Issuer’s Series A 9% Cumulative Convertible Preferred Stock, $0.01 par value per share, initially convertible into ten shares of common stock, and (b) warrants to purchase ten shares of common stock at an exercise price of $5.522 per share, exercisable for a period of five years. The Series A 9% Cumulative Convertible Preferred Stock is convertible into shares of common stock at any time at the option of Black River Commodity Clean Energy Investment Fund LLC and each of the warrants is exercisable into shares of common stock at any time at the option of Black River Commodity Clean Energy Investment Fund LLC. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, Black River Commodity Clean Energy Investment Fund LLC may not acquire shares of common stock upon conversion of the Series A 9% Cumulative Convertible Preferred Stock or upon exercise of any such warrants to the extent that, upon conversion or exercise, the number of shares of common stock beneficially owned by Black River Commodity Clean Energy Investment Fund LLC and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the Issuer.

Item 5.    Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable

Item 8.      Identification and Classification of Members of the Group.

       Not Applicable

Item 9.  Notice of Dissolution of Group.

       Not Applicable

CUSIP No. 29406L201	SCHEDULE 13G	Page 7 of 8 Pages

Item 10.    Certification.

       Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29406L201	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2006

BLACK RIVER ASSET MANAGEMENT LLC

By: /s/ Robert Goedken
Name: Robert Goedken
Title:   Chief Legal Officer

BLACK RIVER COMMODITY CLEAN ENERGY INVESTMENT FUND LLC

By: Black River Asset Management LLC, its
   investment advisor

By: /s/ Robert Goedken
Name: Robert Goedken
Title:   Chief Legal Officer